3 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 200,400 RELX PLC ordinary shares at a price of 1259.4906p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 83,167,180 ordinary shares in treasury, and has 1,093,727,766 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 19,287,400 shares.

RELX NV announces that today, it purchased (through UBS Limited) 178,400 RELX NV ordinary shares at a price of €15.4861 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 74,428,294 ordinary shares in treasury, and has 974,692,123 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 17,314,900 shares.